Exhibit 99.1

Medigus to Invest $5 Million in Algomizer Group

The Investment is Part of the Company’s Strategy to Enhance the Company and
Create Shareholders’ Value, the Company will Hold 17.9% at Algomizer Group

OMER, Israel, June 20, 2019 - Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, announced today the signing of a definitive agreement with Algomizer Ltd. (TASE: ALMO) and its wholly-owned subsidiary Linkury Ltd. for an investment of approximately $5 million in Algomizer group.

The investment is subject to certain pre-conditions to be met no later than September 30, 2019, including the approval of Medigus’ shareholders for an increase of the authorized share capital of Medigus, and other approvals of Algomizer’s shareholders and creditors. The investment agreement contains customary provisions and warranties, and provides for Medigus to invest NIS 5.4 million directly in Algomizer Ltd., which is engaged in field of internet advertising and whose shares are traded on the Tel Aviv Stock Exchange Ltd. The investment will be made at a price per Algomizer share of NIS 4.15. Medigus will invest an additional NIS 9 million through a direct acquisition of the shares of Linkury Ltd. from Algomizer, at a company valuation of Linkury of approximately NIS 96 million. Medigus will further invest an additional $1 million in Algomizer through equity exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Algomizer shares based on a price per Algomizer share of NIS 4.15.

In addition, Medigus will issue Algomizer warrants to purchase ADRs in an amount equal to the ADRs issued to Algomizer, at an exercise price of $4 per ADR. Furthermore, Algomizer will make its best effort to list its shares on a national stock exchange in the U.S.

As part of the investment, Algomizer shall issue Medigus warrants to purchase Algomizer shares in an amount equal to the shares purchased by Medigus in the transaction at an exercise price of NIS 5.25 per share. Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Algomizer shares with a 20% discount over the average share price of Algomizer on TASE within the 60 trading days preceding the conversion. As part of the investment, Medigus will be entitled to appoint two directors to the board of directors of Algomizer.

Medigus will hold 17.9% at Algomizer Group.

Medigus’ investment in Algomizer and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net income is less than NIS 15 million for 2019, Medigus will be issued with additional securities in Algomizer group, adjusting the price per Algomizer group securities to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019. In connection with the investment in Algomizer and Linkury, the parties terminated the previously executed MOU on the CBD venture.

The Algomizer group specializes in internet marketing, with annual sales of approximately NIS 160 million for 2018, indicating a consistent upward trend. The Algomizer group currently serves customers and partners including the world’s leading organizations such as Google, Microsoft, Apple, Yahoo, Ask, Infosys, Avaya, Dell, Instagram, and more.

The Algomizer Group has unique technologies and expertise in various fields of the Internet, including: Internet video, Internet sales, Internet advertising, website monetization, search engines and more. These technologies include developments and algorithms in the field of artificial intelligence and business intelligence developed by the Algomizer group.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)
Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com